FACTS AT A GLANCE
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        Nortel Networks to Acquire Alteon WebSystems for US$7.8 Billion -
                Will Establish Leadership Position in Delivering
      High-Performance Internet Data Centers for the New Networked Economy

     WHO: Nortel Networks (www.nortelnetworks.com), a global Internet and telecommunications networking giant that is building the next generation high-performance Internet, and San Jose, Calif.-based Alteon WebSystems, Inc. [Nasdaq: ATON] (www.Alteon WebSystems.com), the leading provider of intelligent Internet data management solutions and content aware switching technology.

    WHAT: Nortel Networks today announced an agreement to acquire Alteon
          WebSystems, a publicly traded company that provides leading-edge content aware switching technology. Alteon WebSystems enables businesses to process, track and intelligently forward Web sessions at gigabit rates while applying sophisticated traffic control services to each session. According to a recent study by the Dell'Oro Group, Alteon WebSystems is market share leader in content aware switching, capturing 50 percent of the market.

          The acquisition will establish a leadership position for Nortel Networks in the exploding in the content switching market. According to IDC, the market is set to grow 80 percent CAGAR in the next 4 years to US$4 billion in 2004.

          Alteon WebSystems was founded in 1996. Alteon WebSystems' customer footprint is unmatched and boasts leaders in the enterprise and emerging service provider markets including Yahoo!, Excite@Home, NTT, Buy.com, DLJDirect, CitySearch-Ticketmaster Online, Exodus Communications, Loudcloud, Digex, UUNET, Cable & Wireless, Virgin, Global Crossing, ICG Communications, GTE Internet, Concentric Networks, and Microsoft WebTV. Alteon WebSystems is credited with pioneering the concept of Web switching.

          Alteon WebSystems's flagship Layer 4-7 Web switching technology allows service providers such as ISPs and enterprises to:

          o Increase network throughput by as much as 20-40 percent by scaling and optimizing the efficiency of servers and server-based applications

          o Lowers the cost of the products, increases functionality, and improves customer implementation and operations

          o    Ensure non-stop availability of their sites and services

          o    Balance servers, firewalls, and network switches and routers.

    WHEN: The acquisition, which is subject to customary regulatory and Alteon
          WebSystems shareholder approvals, is expected to close in fourth quarter of 2000.

   WHERE: Nortel Networks is a global company with more than 80,000 employees worldwide. Alteon WebSystems employs approximately 500 people. Dominic Orr, Alteon WebSystems' President and CEO will drive the development of their technology with Nortel Networks, as an integral part of Nortel Networks Content Distribution Networks business unit.

     HOW: Nortel Networks will pay US$7.8 billion in Nortel Networks common shares in a fully diluted basis to acquire Alteon WebSystems.

CONTACT:  Melissa Zipin, 781-238-5726, or David Chamberlin, 972-685-4648

Certain information included herein is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction to be filed with the Securities and Exchange Commission by Nortel Networks and Alteon WebSystems, as it will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Nortel Networks and Alteon WebSystems at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Nortel Networks Corporation, Attention:
Investor Relations 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Alteon WebSystems, its directors, executive officers and certain other members of Alteon WebSystems' management and employees may be soliciting proxies from Alteon WebSystems' stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.